UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principal place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

The information and exhibits included in this Report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (File Nos. 333-287291, 333-287291-01) of Aegon Ltd and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated April 30, 2026 among AEGON Funding Company LLC, AEGON Ltd. and the underwriters named therein.

4.1	Eleventh Supplemental Indenture, dated as of May 7, 2026, among AEGON Funding Company LLC, AEGON LTD., The Bank of New York Mellon Trust Company, N.A., as trustee and Citibank, N.A., as registrar and paying agent

4.2	Form of Note (included in Exhibit 4.1)

5.1	Opinion of Allen Overy Sheaman Sterling LLP, Paris, France as to the validity of the guaranteed notes as to certain matters of New York Law.

5.2	Opinion of Conyers Dill & Pearman, Bermuda as to the validity of the guaranteed notes as to certain matters of Bermuda Law

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: May 7, 2026	By:	/s/ Marvin R. Brizee
Marvin R. Brizee
Senior Vice President and
Head of Treasury